RENEWAL AGREEMENT

THIS AGREEMENT made as of the 29th day of March 2006, among **WORDLOGIC COPRORATION**, a corporation under the laws of Nevada having its principal business office at Suite 2400, 650 West Georgia Street, Vancouver, British Columbia V6B 4N7 ("WordLogic"), Street, Vancouver, British Columbia, Canada, and **RICHARD KOZUKAN**, businessman, of 1152D Forge Walk, Vancouver, British Columbia, V6H 3P9, Canada ("Kozukan").

WITNESSES THAT WHEREAS:

A.   Pursuant to Loan Agreement made between the WordLogic and Kozukan as of Match 31, 2003 (the "Loan Agreement") Kozukan agreed lend to WordLogic and WordLogic agreed to borrow from Kozukan the sum of up to One Million Dollars ($1,000,000) in Canadian funds (the "Loan") in incremental advances as WordLogic required working capital on the terms and conditions set out in the Loan Agreement.

B.   WordLogic and Kozukan wish to renew the term of the Loan Agreement for another twenty four (24) months under the same terms and conditions as the Loan Agreement.

NOW THEREFORE in consideration of the premises and the covenants and agreements of the parties hereto as hereinafter set forth, the parties hereto covenant and agree as follows:

1.   <u>Term.</u> WordLogic and Kozukan will extend the Term of the Loan Agreement for an additional twenty four (24) months commencing from April 1, 2006.

IN WITNESS WHEREOF the parties have executed this Agreement with effect as of the day and year first above written.

WORDLOGIC CORPORATION.

By: /s/ Frank Evanshen

Name: FRANK EVANSHEN

Title   PRESIDENT & CEO

Date: March 29, 2006

RICHARD KOZUKAN   Witness

/s/ Richard Kozukan

DATE: March 29, 2006